EXHIBIT (a)(5)(A)

PRESS RELEASE

UTMD Announces Self-Tender for 20% of Its Shares

Contact:  Brian Koopman September 15, 2026

(801) 566-1200

Salt Lake City, Utah - Utah Medical Products, Inc. (Nasdaq:UTMD) announces today that it intends to repurchase at a price of $75.00 per share up to 650,000 of its shares, if tendered and not withdrawn by stockholders on or before October 7, representing approximately 20% of its currently outstanding shares. The offering price is 17% higher than the average daily closing price of UTMD shares trading in the open market during the last twelve months, and 21% higher than the average daily closing price of UTMD shares trading during the last two years. The highest intraday trading price during the last two years was $75.75.

The tender offer will commence September 24, or as soon as possible thereafter, and will expire fifteen business days thereafter, unless extended by the Company.  If the offer is over-subscribed, shares will be purchased first from stockholders owning fewer than 100 shares and tendering all of such shares and then from all other shares tendered on a pro rata basis. The Company reserves the right to purchase more than 650,000 shares. The tender offer will not be conditioned on any minimum number of shares being tendered.

The Board of Directors of the Company has approved the tender offer but neither the Company nor the Board of Directors is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares. Stockholders must make their own decisions whether or not to tender their shares and, if so, how many shares to tender.

According to Chairman & CEO Kevin Cornwell, “UTMD remains a healthy business with excess cash capable of providing the funds needed to repurchase shares. The Company wishes to make an investment that by anti-dilution will substantially enhance the value of shares held by its continuing stockholders confident in UTMD’s future, by giving investors who are tired of the low share price an opportunity to sell shares at a premium over the current price.”  Selling stockholders will have the added benefit of avoiding brokerage commissions and odd lot fees.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock.  The solicitation of offers to buy the Company’s common stock will only be made pursuant to the offer to purchase and related materials that the Company will be sending out to its stockholders shortly.  Stockholders should carefully read the offer to purchase and related materials that the Company will be sending out because they contain important information, including various terms and conditions of the offer.  Stockholders can obtain the offer to purchase and related materials free at the SEC’s website at http://www.sec.gov, which site is also linked to UTMD’s website at http://www.utahmed.com, or from UTMD’s information agent, Georgeson LLC, 51 West 52nd Street, 6th Floor, New York, NY 10019, Telephone: (866) 920-7258. Stockholders are urged to carefully read these materials prior to making any decision with respect to the offer.

Safe Harbor Statement: Except for historical information contained herein, the matters set forth in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and are subject to the safe harbor provisions of that Act.  The forward-looking statements set forth involve a number of risks and uncertainties that could cause actual results to differ materially from any such statement.  These risks and uncertainties, and assumptions regarding the Company’s future operations and performance, could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements will prove to be accurate.

Utah Medical Products, Inc., with particular interest in health care for women and their babies, develops, manufactures and markets a broad range of disposable and reusable specialty medical devices recognized by clinicians in over one hundred countries around the world as the standard for obtaining optimal long-term outcomes for their patients.  For more information about Utah Medical Products, Inc., visit UTMD’s website at www.utahmed.com.